UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42903

REPUBLIC POWER GROUP LIMITED

#04-09 Techplace II, 5008 Ang Mo Kio Ave 5

Singapore, 569874

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Continuation to the Cayman Islands

As previously disclosed, on August 24, 2026, the shareholders of Republic Power Group Limited (the “Company”) approved at the Company’s extraordinary general meeting of shareholders, among other matters, (i) the change of domicile of the Company from the British Virgin Islands to the Cayman Islands by way of discontinuance as a BVI business company under the laws of the British Virgin Islands and continuation as an exempted company under the laws of the Cayman Islands, subject to receipt of all necessary governmental and regulatory consents (the “Re-domiciliation”), and (ii) by special resolution, the adoption, conditional and effective upon the Company’s continuation in the Cayman Islands, of a memorandum and articles of association compliant with the laws of the Cayman Islands (the “Cayman M&A”), in substitution for and to the exclusion of the Company’s previously existing memorandum and articles of association.

On November 3, 2026, pursuant to such approvals, the Company completed the Re-domiciliation and was registered by way of continuation as an exempted company under the laws of the Cayman Islands and discontinued as a BVI business company under the laws of the British Virgin Islands. In connection with the Re-domiciliation, the Cayman M&A became effective on November 3, 2026. A copy of the Cayman M&A is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Upon the effectiveness of the Re-domiciliation, the Company continued as the same legal entity, without any change to its corporate identity or continuity. The Company is now governed by the laws of the Cayman Islands and the Cayman M&A. The Re-domiciliation itself did not result in any change to the Company’s name, business, directors or officers or to the number of Class A ordinary shares or Class B ordinary shares issued and outstanding. The Company’s Class A ordinary shares will continue to be listed on the Nasdaq Capital Market under the symbol “RPGL,” subject to compliance with applicable Nasdaq requirements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Republic Power Group Limited

Date: November 10, 2026	By:	/s/ Ziyang Long
	Name:	Ziyang Long
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of Republic Power Group Limited, effective November 3, 2026

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